# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RAPT Therapeutics, Inc., CIK 0001673772
CUSIP: 75382E109
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 561 Eccles Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/27/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001929290

## Reporting persons
- Medicxi IV LP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 21,977,977; shared voting power 0; sole dispositive power 21,977,977; shared dispositive power 0; aggregate amount beneficially owned 21,977,977 (16.6% of the class)
- Medicxi Co-Invest IV LP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 374,023; shared voting power 0; sole dispositive power 374,023; shared dispositive power 0; aggregate amount beneficially owned 374,023 (0.3% of the class)
- Medicxi IV GP Limited: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 22,352,000; shared voting power 0; sole dispositive power 22,352,000; shared dispositive power 0; aggregate amount beneficially owned 22,352,000 (16.9% of the class)
- Medicxi Ventures Management (Jersey) Limited: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 22,352,000; shared voting power 0; sole dispositive power 22,352,000; shared dispositive power 0; aggregate amount beneficially owned 22,352,000 (16.9% of the class)

## Item 1. Issuer
Name of issuer: RAPT Therapeutics, Inc.
Address of issuer's principal executive offices: 561 Eccles Avenue, South San Francisco, California 94080

## Item 2. Person Filing
Name of person filing:
(i) Medicxi IV LP ("Medicxi IV");
(ii) Medicxi Co-Invest IV LP ("Medicxi Co-Invest" and together with Medicxi IV, the "Medicxi IV Funds");
(iii) Medicxi IV GP Limited ("Medicxi IV GP"); and
(iv) Medicxi Ventures Management (Jersey) Limited ("Medicxi Manager").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o CSC Fund Services (Jersey) Limited, 44 Esplanade, St. Helier, Jersey JE4 9WG.
Citizenship: Each of the Reporting Persons is organized under the laws of Jersey.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information set forth in rows 5 through 11 of the cover pages to this Schedule 13G is incorporated by reference. The reported percentages are based upon 132,006,828 shares of Common Stock outstanding as of December 27, 2024, as provided by the Issuer to the Reporting Persons.

Medicxi IV directly owns 21,977,977 shares of Common Stock, which represents approximately 16.6% of the outstanding shares of Common Stock, and Medicxi Co-Invest directly owns 374,023 shares of Common Stock, which represents approximately 0.3% of the outstanding shares of Common Stock. Medicxi IV GP, as the general partner of each of the Medicxi IV Funds, and Medicxi Manager, as the appointed manager of each of the Medicxi IV Funds, may be deemed to beneficially own the shares 22,352,000 shares of Common Stock held by the Medicxi IV Funds, which represents approximately 16.9% of the outstanding shares of Common Stock.
Percent of class: See above.
Sole power to vote or to direct the vote:
(1) Medicxi IV: 21,977,977 shares of Common Stock;
(2) Medicxi Co-Invest: 374,023 shares of Common Stock;
(3) Medicxi IV GP: 22,352,000 shares of Common Stock; and
(4) Medicxi Manager: 22,352,000 shares of Common Stock.
Shared power to vote or to direct the vote: None.
Sole power to dispose or to direct the disposition:
(1) Medicxi IV: 21,977,977 shares of Common Stock;
(2) Medicxi Co-Invest: 374,023 shares of Common Stock;
(3) Medicxi IV GP: 22,352,000 shares of Common Stock; and
(4) Medicxi Manager: 22,352,000 shares of Common Stock.
Shared power to dispose or to direct the disposition: None.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Medicxi IV LP: /s/ Giles Johnstone-Scott, Giles Johnstone-Scott, Director of Manager (01/06/2025)
- Medicxi Co-Invest IV LP: /s/ Giles Johnstone-Scott, Giles Johnstone-Scott, Director of Manager (01/06/2025)
- Medicxi IV GP Limited: /s/ Nigel Crocker, Nigel Crocker, Alternate Director (01/06/2025)
- Medicxi Ventures Management (Jersey) Limited: /s/ Giles Johnstone-Scott, Giles Johnstone-Scott, Director (01/06/2025)